STOCKHOLDER AGREEMENT

                    STOCKHOLDER AGREEMENT (this "Agreement"), dated as of November 26, 1996, by and among The Clorox Company, a Delaware corporation ("Purchaser"), Shield Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Purchaser ("Sub"), and McKesson Corporation, a Delaware corporation ("Stockholder").

                    WHEREAS, Stockholder is, as of the date hereof, the record and beneficial owner of 11,624,900 shares of common stock, par value $0.01 per share (the "Common Stock") of Armor All Products Corporation, a Delaware corporation (the "Company"); and

                    WHEREAS, Purchaser, Sub and the Company
          concurrently herewith are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the acquisition of the Company by Purchaser by means of a cash tender offer (the "Offer") for any and all of the outstanding shares of Common Stock and for the subsequent merger (the "Merger") of Sub with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement; and

                    WHEREAS, Stockholder and the Company are parties to a Services Agreement dated as of July 1, 1986 between the Company and Stockholder, as amended through April 1, 1996 (the "Services Agreement"), under which Stockholder provides certain corporate support, employee benefit and other services to the Company and a Tax Allocation Agreement dated as of July 1, 1986 whereby, among other things, Stockholder was permitted to file consolidated income tax returns in which the Company was included for certain tax years of the Company (the "Tax Allocation Agreement"); and

                    WHEREAS, certain employees of the Company are participants in Plans (as that term is defined in the Merger Agreement) maintained by Stockholder for the benefit of such employees and identified in the Merger Agreement (the "Stockholder Plans");

                    WHEREAS, as a condition to the willingness of Purchaser and Sub to enter into the Merger Agreement, and in order to induce Purchaser and Sub to enter into the Merger Agreement, Stockholder has agreed, to enter into this Agreement.

                    NOW, THEREFORE, in consideration of the
          execution and delivery by Purchaser and Sub of the Merger Agreement and the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                    SECTION 1.  Representations and Warranties of
          Stockholder. Stockholder hereby represents and warrants to Purchaser and Sub as follows:

                         (a)  Stockholder is the record and
          beneficial owner of 11,624,900 shares of Common Stock (as may be adjusted from time to time pursuant to Section 6 hereof the "Shares"), of which 6,939,759 shares (the "Exchange Shares") are deposited with The First National Bank of Chicago ("FNB"), as Exchange Agent, pursuant to that certain Exchange Agent Agreement, dated as of March 14, 1994, between Stockholder and FNB, as Exchange Agent (the "Exchange Agent Agreement"), and that certain Indenture, dated March 14, 1994, between Stockholder and FNB, as Trustee (the "Indenture").

                         (b)  Stockholder is a corporation duly
          organized, validly existing and in good standing under the laws of Delaware, has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

                         (c)  This Agreement has been duly
          authorized, executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and
          (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

                         (d)  Neither the execution and delivery of
          this Agreement nor the consummation by Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or bound or to which the Shares are subject. To the best of Stockholder's knowledge, consummation by Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Stockholder or the Shares, except for any necessary filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or state takeover laws.

                         (e)  The Shares and the certificates
          representing Shares are now and at all times during the term hereof will be held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for (i) the Exchange Shares, which are subject to the terms and provisions of the Indenture and the Exchange Agent Agreement providing for the exchange of Debentures (as defined in the Indenture) for the Exchange Shares by the holders of Debentures upon the circumstances and subject to the terms set forth therein, and (ii) any such encumbrances or proxies arising hereunder.

                         (f)  Except as set forth in the Company
          Disclosure Letter of the Merger Agreement, the representations and warranties of the Company in Section
          4.10 of the Merger Agreement, to the extent that they relate to any Stockholder Plan, are true and accurate as of the date of this Agreement.

                    SECTION 2.  Representations and Warranties of
          Purchaser and Sub. Each of Purchaser and Sub hereby, jointly and severally, represents and warrants to Stockholder as follows:

                         (a)  Each of Purchaser and Sub is a
          corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

                         (b)  This Agreement has been duly
          authorized, executed and delivered by each of Purchaser and Sub and constitutes the legal, valid and binding obligation of each of Purchaser and Sub, enforceable against each of them in accordance with its terms, except
          (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

                         (c)  Neither the execution and delivery of
          this Agreement nor the consummation by each of Purchaser and Sub of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which each of Purchaser and Sub is a party or bound. To the best knowledge of each of Purchaser and Sub, consummation by each of Purchaser and Sub of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to each of Purchaser and Sub except for any necessary filing under the HSR Act or state takeover laws.

                    SECTION 3.  Purchase and Sale of Shares.
          Stockholder hereby agrees that it shall, and direct the Exchange Agent pursuant to Section 15.8 of the Indenture and pursuant to the Exchange Agent Agreement to, tender the Shares into the Offer and that it shall not, nor direct the Exchange Agent to, withdraw any Shares so tendered. Sub hereby agrees to purchase all the Shares so tendered at a price per Share equal to $19.09 or such higher price per Share as may be offered by Sub in the Offer; provided that Sub's obligation to accept for payment and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Merger Agreement and Annex A thereto. Simultaneously with or prior to its tender of the Shares into the Offer Stockholder shall deliver to Sub an affidavit stating, under penalty of perjury, the Seller's U.S. taxpayer identification number and that the Stockholder is not a foreign person, pursuant to Section 1445(b)(2) of the Internal Revenue Code of 1986, as amended.

                    SECTION 4. Transfer of Shares. Prior to the termination of this Agreement, except as otherwise provided herein and in the Indenture and the Exchange Agent Agreement, Stockholder shall not: (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; or
          (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

                    SECTION 5.  Grant of Irrevocable Proxy;
          Appointment of Proxy.

                         (a)  Stockholder hereby irrevocably grants
          to, and appoints, Purchaser and any nominee thereof, Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Shares, or grant a consent or approval in respect of the Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company.

                         (b)  Stockholder represents that any
          proxies heretofore given in respect of the Shares are not irrevocable, and that such proxies are hereby revoked.

                         (c)  Stockholder hereby affirms that the
          irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in Section 8 hereof, is intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law (the "DGCL").

                    SECTION 6.  Certain Events.  In the event of
          any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock, or the acquisition of additional shares of Common Stock or other securities or rights of the Company by Stockholder, the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other securities or rights of the Company issued to or acquired by Stockholder.

                    SECTION 7.  Further Assurances.  Stockholder
          shall, upon request of Purchaser or Sub, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser or Sub to be necessary or desirable to carry out the provisions hereof and to vest the power to vote the Shares as contemplated by Section 5 hereof in Purchaser.

                    SECTION 8.  Covenants.

                         (a)  At the Effective Time Sub shall
          transfer to Stockholder (i) $265,000 as a contribution to the ESOP and PSIP plans maintained by Stockholder and
          (ii) an additional amount not to exceed $130,000 reasonably determined by Stockholder in accordance with past practice, representing a quarterly contribution to Stockholder's Retirement Plan in respect of the 1996 plan year in full satisfaction of all obligations of the Company to contribute to such Stockholder Plans, which exclude all plans sponsored or maintained solely by the Company (the "Contribution Obligation"). Stockholder shall cause an amount equal to such contribution to be distributed to, or for the benefit of, employees of the Company and the Subsidiaries in accordance with the provisions of such Stockholder Plans.

                         (b)  Stockholder shall pay all expenses
          for any medical, dental, disability or life insurance claim incurred by or on behalf of any current or former employee of the Company or the Subsidiaries prior to the Effective Time whether or not such claim is submitted or paid prior to the Effective Time. Stockholder will continue to provide benefits under its retiree medical plan to those persons receiving benefits at the Effective Time.

                         (c)  From and after the date hereof to the
          Effective Time, Stockholder shall not, and shall not permit the Company to, make any elections, or change any existing elections, with respect to Taxes (as that term is defined in the Merger Agreement), without the prior written consent of Purchaser.

                         (d)  From and after the date that Sub
          shall have purchased and paid for all of the Shares of Stockholder pursuant to Section 3 hereof, Stockholder shall make available to Purchaser any and all records and other materials in Stockholder's possession or control that relate to any of the Company's filings or returns relating to Taxes, Tax audits affecting the Company, or any other records relating to Taxes of the Company or for which the Company may be responsible.

                         (e)  Stockholder shall continue to
          reimburse the Company for any foregone federal tax deductions relating to state income or franchise taxes for any period ending on or before the Effective Time during which the Company was part of a California unitary tax filing with Stockholder or any Affiliate of Stockholder.

                         (f)  At or prior to the Effective Time,
          Stockholder shall enter into an amendment to the Services Agreement pursuant to which Stockholder shall provide to the Company consultation services with respect to legal, tax, personnel, information systems, risk management and insurance matters relating to the Company on terms and conditions no less favorable to the Company than provided in the Services Agreement prior to such amendment for a period not to exceed six months after the Effective Time; provided, however, that such consultation services shall be provided to the Company at an hourly rate of $135, and expenses and third party costs incurred in providing such consultation services shall be approved prior to such incurrence.

                    SECTION 9.  Indemnification.  From and after
          the Closing Date, Stockholder shall protect, defend, indemnify and hold harmless Purchaser and Company from any claims, liabilities, costs or expenses arising out of
          (i) any breach or inaccuracy of the representation set forth in Section 1(f) of this Agreement and (ii) all Taxes (including without limitation any obligation to contribute to the payment of any Taxes determined on a consolidated, combined or unitary basis with respect to a group of corporations that includes or included the Company to the extent that such obligation to contribute exceeds an amount attributable to Taxes of or attributable to the Company or its Subsidiaries) which are imposed on the Stockholder or any member (other than the Company or its Subsidiaries) of the consolidated, unitary or combined group which includes or included the Company or its Subsidiaries that Purchaser or the Company or its Subsidiaries pay, or otherwise satisfy in whole or in part, or that result in liens or encumbrances on any assets of the Company or its Subsidiaries or Purchaser.

                    SECTION 10. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earlier of (a) the date upon which the Merger Agreement is terminated in accordance with its terms (i) by either Purchaser and Sub, on the one hand, or the Company, on the other hand, or (ii) by mutual written consent of Purchaser, Sub and the Company, or (b) the date that Sub shall have purchased and paid for all of the Shares of Stockholder pursuant to Section 3 hereof; provided, however, that (A) the indemnification obligation set forth in clauses (i) and (ii) of Section 9 hereof shall survive for a period equal to (i) three years following the Effective Time and
          (ii) the applicable statute of limitations, respectively and (B) the covenants set forth in Section 8(a) through
          (e) shall survive without limitation and the covenant set forth in Section 8(f) shall survive for the period specified therein. The proxy given pursuant to Section 5 hereof shall be automatically revoked and be of no further force or effect, without further action on the part of any party hereto, immediately upon the termination of this Agreement.

                    SECTION 11.  Expenses.  All fees and expenses
          incurred by any one party hereto shall be borne by the party incurring such fees and expenses.

                    SECTION 12.  Public Announcements.  Each of
          Purchaser, Sub and the Company agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law or by obligations imposed pursuant to any listing agreement with the Nasdaq National Market and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

                    SECTION 13.  Miscellaneous.

                         (a)  Capitalized terms used and not
          otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Merger Agreement.

                         (b)   All notices and other communications
          hereunder shall be in writing and shall be deemed given upon (i) transmitter s confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or
          (iii) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

                         (A) if to Stockholder, to:

                              McKesson Corporation
                              One Post Street
                              37th Floor
                              San Francisco, California 94104
                              Telephone: (415) 983-8300
                              Facsimile: (415) 983-8826
                              Attention: General Counsel


                         with a copy to:

                              Skadden, Arps, Slate, Meagher
                               & Flom LLP
                              919 Third Avenue
                              New York, New York 10022
                              Telephone:  (212) 735-3000
                              Facsimile:  (212) 735-2000
                              Attention:  Paul T. Schnell

                         and

                         (B)  if to Purchaser or Sub, to:

                              The Clorox Company
                              1221 Broadway
                              Oakland, California 94612
                              Telephone:     (510) 271-7700
                              Facsimile:     (510) 271-1652
                              Attention:     General Counsel

                         with a copy to:

                              Morrison & Foerster LLP
                              345 California Street
                              San Francisco, California 94104
                              Telephone:     (415) 677-7000
                              Facsimile:     (415) 677-7522
                              Attention:     John W. Campbell

                         (c)  The headings contained in this
          Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                         (d)  This Agreement may be executed in two
          or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

                         (e)  This Agreement (including the Merger
          Agreement and any other documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

                         (f)  This Agreement shall be governed by,
          and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

                         (g)  Neither this Agreement nor any of the
          rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                         (h)  If any term, provision, covenant or
          restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                         (i)  Each of the parties hereto
          acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in any state or federal court sitting in Orange County. The parties hereto consent to personal jurisdiction in any such action brought in any state or federal court sitting in Orange County and to service of process upon it in the manner set forth in
          Section 11(b) hereof.

                         (j)  No amendment, modification or waiver
          in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.


                    IN WITNESS WHEREOF, Purchaser, Sub and
          Stockholder have caused this Agreement to be duly executed and delivered as of the date first written above.

                              THE CLOROX COMPANY

                              By________________________________
                                Name:
                                Title:

                              SHIELD ACQUISITION CORPORATION

                              By________________________________
                                Name:
                                Title:

                              MCKESSON CORPORATION

                              By________________________________
                                Name:
                                Title: